                                                             Exhibit 99.B4f



                          [LOGO OF AMERICAN NATIONAL]


                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                               GALVESTON, TEXAS

                    MINIMUM GUARANTEED DEATH BENEFIT RIDER


DATE OF ISSUE. The Date of Issue of this Rider will be the Date of Issue of the Certificate it is attached to.

DEATH BENEFIT. In case of the Annuitant's death or the Owner's death prior to the Annuity Date, the minimum guaranteed death benefit is payable. The minimum guaranteed death benefit is determined as of the date due proof of death is received by Us at Our home office.

If the Owner is not a natural person, the minimum guaranteed death benefit rider only applies to the Annuitant's death.

We recalculate the minimum guaranteed death benefit each time the Owner makes a partial surrender, systematic withdrawal, and at the end of each six Certificate Years. During the first six Certificate Years, the minimum guaranteed death benefit will equal all Purchase Payments made less reductions to reflect partial surrenders and systematic withdrawals, if any, during such period.

On all subsequent six Certificate Year anniversary dates, the minimum guaranteed death benefit will equal the greater of:

1.  the Accumulation Value on such six Certificate Year anniversary date, or

2. the minimum guaranteed death benefit at the immediately preceding six Certificate Year anniversary date prior to the oldest Owner attaining age 85, (or, if the Owner is not a natural person, the oldest Annuitant's 85th birthday), plus Purchase Payments and less reductions to reflect partial surrenders and systematic withdrawals made since such immediately preceding six Certificate Year anniversary date.

For all other dates, the minimum guaranteed death benefit will equal the minimum guaranteed death benefit at the immediately preceding six Certificate Year anniversary date plus Purchase Payments and less reductions to reflect partial surrenders and systematic withdrawal made since such immediately preceding six Certificate Year anniversary date.

A reduction in the minimum guaranteed death benefit is made each time the Owner makes a partial surrender or systematic withdrawal. The reduction is calculated by dividing the minimum guaranteed death benefit on the date immediately before a partial surrender or systematic withdrawal by the Accumulation Value on the date immediately prior to the surrender or withdrawal and multiplying such amount by the amount of the partial surrender or systematic withdrawal (inclusive of any related surrender charge).

This rider is listed on the data page. The rider expires on the Annuity Date. The rider can not be changed or terminated unless the entire Certificate is terminated. This rider is a part of the Certificate to which it is attached. The Certificate provisions that apply will be construed to be a part of this rider.

Signed for American National Insurance Company at Galveston, Texas, on the Date of Issue.



          SECRETARY                                  PRESIDENT
      /s/ [ILLEGIBLE]^^                          /s/ [ILLEGIBLE]^^

  Form GMDBC